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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #24/03 ISSUED ON AUGUST 26, 2003

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                No ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on August 26, 2003 (#24/03)

August 26, 2003	24/03
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES MULTI-YEAR CONTRACT RENEWAL
WITH BAUER PUBLISHING

Montréal, Canada — Bauer Publishing has awarded Quebecor World (NYSE, TSX: IQW) a contract renewal for all of its U.S. magazine work including Soaps In-Depth, Woman's World, First for Women, In Touch, Twist, J-14, M, and Specials. The contract also provides the opportunity for Quebecor World to increase its relationship with Bauer Publishing in the U.S., U.K., Spain, France, Portugal, and Mexico.

"Quebecor World's ability to provide a global solution for all of our printing needs played a major role in our decision to extend our relationship with them," explained Richard Buchert, Vice President of Production, Bauer Publishing. "Their manufacturing platform continues to provide us with the extensive product diversity and high levels of product quality that are vital to our business."

This multi-year contract expands on a 10-year mutually beneficial relationship between Quebecor World and Bauer Publishing.

"As publishers look to continue to consolidate their number of suppliers, Quebecor World remains the supplier of choice for magazine manufacturing. Our global platform provides the capacity, flexibility and technology that ensures their success in today's marketplace," commented David Boles, Chief Operating Officer, Quebecor World North America.

Quebecor World will produce this work at the following facilities: Merced, CA; Lebanon, OH; Lincoln, NE; Corinth, MS; Clarksville, TN; Richmond, VA. Quebecor World also produces work for Bauer Publishing in its facilities in Spain, France and the U.K.

"We are delighted that Bauer Publishing recognizes the benefits of our global manufacturing platform and has awarded us with both an extension of our existing business and the production of their new title In Touch," stated Rick Marcoux, President, Magazine Services, Quebecor World. "This agreement highlights the level of trust they have in our ability to deliver the high-quality products and services necessary to support their business."

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Investor Relations and	Quebecor World Inc.
Treasury	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary
Date: August 26, 2003

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SIGNATURES